Symbols:
TSX Venture Exchange: — LVH
OTC Bulletin Board: — LVFHF
Berlin & Frankfurt Stock Exchanges: — LVH

April 25, 2006

LVFH advises it will hold analyst /shareholder conference call to discuss its 2005 year end and Q1 2006 financial results

Vancouver, British Columbia, April 25, 2006 – Las Vegas From Home.com Entertainment Inc. (the “Company”) or (“LVFH”). The Company is pleased to announce that on the afternoon of May 1, 2006, at 4:00 pm (EST) Toronto time, the Company will release its financial results for the year ended December 31, 2005 and the first quarter period ended March 31, 2006.

Jake Kalpakian, President and CEO of LVFH, cordially invites you to participate in the Company’s analyst/shareholder conference call to be held on Monday, May 1, 2006 at 5:00 pm (Toronto time). Management will review the financial results for the 2005 year end and first quarter of 2006 and discuss recent developments, to be followed by a question and answer period.

Conference Call:

Date:	Monday, May 1, 2006

Time:	5:00 pm (Toronto time)

Local/Intl dial in number:	(416) 642-5212

Toll Free – North America:	1 (866) 321-6651

To participate in the call, please dial (416) 642-5212 or 1 (866) 321-6651 five to ten minutes prior to the 5:00 pm start of the teleconference call.

This conference call will be recorded and made available for replay two hours after the completion of the call, up until midnight May 8, 2006. To listen to the replay, please dial (402) 220-4283 or 1 (800) 839-9868, and enter pass code 8521375 In addition and after May 9, 2006, you may access the audio recording by visiting www.lvfh.com and clicking on Investor Information.

About Las Vegas From Home.Com Entertainment Inc.

LVFH is an “E-Gaming” Software Developer and provider, and through its wholly owned Antiguan Subsidiary, Action Poker Gaming Inc., licenses its software to third parties.

For more Information on the Company, please contact us at (604) 681-0204, or visit our Website at         .

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

“Jacob H. Kalpakian”

Jacob H. Kalpakian,
President